Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Plum III Merger Corp. on Amendment No. 2 to Form F-4 (FILE NO. 333-282863) of our report dated March 28, 2025, which includes an explanatory paragraph as to Plum Acquisition Corp. III (f.k.a Alpha Partners Technology Merger Corp.)’s ability to continue as a going concern, with respect to our audits of the financial statements of Plum Acquisition Corp. III (f.k.a Alpha Partners Technology Merger Corp.) as of December 31, 2024 and 2023 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

March 28, 2025